Exhibit 99.66

Akumin Provides Business Update

May 13, 2020 – Toronto, ON – Akumin Inc. (TSX: AKU, AKU.U) (“Akumin” or the “Corporation”) announced today its financial results and management’s discussion and analysis for the quarter-ended March 31, 2020 would be available on or before June 5, 2020 due to logistics and delays caused by the COVID-19 pandemic. The Corporation is relying upon blanket relief granted to all market participants by the securities regulatory authorities in Canada entitling them to a 45-day extension period for all filings due on or before June 1, 2020.

Until such time as the financial results and management’s discussion and analysis are filed, the Corporation’s management and insiders are subject to a trading blackout that reflects the principles contained in section 9 of National Policy 11-207 – Failure-to-File Cease Trade Orders and Revocations in Multiple Jurisdictions. Except as described below, the Corporation confirms that there have been no material business developments since the date of its 2019 annual financial statements, management’s discussion and analysis and annual information form for the year ended December 31, 2019, copies of which are available on SEDAR at www.sedar.com.

Commenting on the business impact of COVID-19, Riadh Zine, President and Chief Executive Officer of Akumin said, “We’re proud of the response from our employees, radiologists and communities which has in part allowed us to continue to provide essential imaging services and a safe alternative to hospitals for imaging procedures during this crisis. With the support of all of our stakeholder groups, we have been able to manage our costs across our network during this period by deferring or reducing compensation and certain payments. We consolidated volume from 17 centers we temporarily closed into nearby locations that remained open and reduced operating hours at other clinics while also establishing COVID-19 designated centers in our core markets to maintain safe, essential imaging for symptomatic patients. We furloughed or laid off almost 29% of our workforce and the remainder of our employees agreed to hours reductions or to salary cuts of up to 20%. Many landlords and equipment, inventory and services providers accepted altered payment schedules during these periods when many patients are delaying their essential imaging services.”

“As a result of these efforts, we have maintained a strong cash balance as at March 31, 2020 of approximately $17 million and we have not yet needed to draw against our revolving credit facility. During April, our liquidity position was improved by receipt of $1 million under the first appropriation made by Health and Human Services (HHS) to Medicare providers pursuant to the CARES Act. Additional grants may be available to us through subsequent appropriations under this program. Further, we received almost $3 million of accelerated Medicare payments under the expanded Accelerated and Advance Payments Program from Centers for Medicare & Medicaid Service (CMS). These payments are required to be repaid beginning 120 days after their receipt in April through the adjudication of Medicare claims over a future period,” Mr. Zine continued.

“As some states and local authorities begin to lift social distancing requirements and other restraints on medical operations, we have begun to see volume return in those markets. As compared to our daily average relative value unit volume during the first week of March 2020, our volume declined approximately 55% on a blended basis across the network by mid April when signs of recovery started to show.”

“With the recovery in progress and our decisive action to contain costs during the implementation of stay-at-home and similar orders across the U.S., we are confident Akumin will emerge from this crisis in a strong position, well placed for the future growth and consolidation that drives our industry.”

“Finally,” Mr. Zine finished, “I want to say thank you to all of the personnel in our clinics who have been dealing with this crisis on the front lines. In addition to adapting to a changing clinical environment, they adhered to evolving CDC protocols, monitored personal protective equipment, were subject to increased reporting requirements, and heightened decontamination procedures, all while continuing to provide essential healthcare services to our patients and ensuring Akumin was able to weather this pandemic.”

About Akumin

Akumin is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Georgia, Delaware, Illinois and Kansas. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our Annual Information Form dated March 31, 2020, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com